MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 8, 2018 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2017. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

PERFORMANCE HIGHLIGHTS

■
Completed a highly successful 2017 exploration and definition drilling program at Wheeler River

During 2017, Denison completed a total of 43,956 metres of drilling in 90 holes at Wheeler River, with work focused at or near the Gryphon deposit during the summer and the winter drilling programs. To reduce drilling meterage, 77 of the 90 holes were completed as subsurface ‘daughter’ holes which were drilled as off-cuts from surface ‘parent’ holes, and a directional drilling method was employed to ensure drilling accuracy. Highlights from the 2017 drilling program included:

Expansion of mineralization ahead of the updated Gryphon deposit mineral resource estimate

During 2017, Gryphon mineralization was expanded in numerous areas by infill and step-out drilling on an approximate 25 x 25 meter spacing, including: 1) expansion of high-grade mineralization within the D series lenses; 2) discovery and expansion of the E series lenses both at the unconformity and within the upper basement; and 3) expansion of the A and B series lenses both up-dip and down-dip.

Completion of the definition drilling program at the Gryphon Deposit

In the fourth quarter of 2017, the Company successfully completed the definition drilling program on the Gryphon deposit’s A, B and C series mineralized lenses, with the objective of increasing the confidence of the previously estimated mineral resources from an inferred to indicated level. The definition drilling program, which commenced in the summer of 2016, included a total of 42 infill and delineation drill holes to complete an approximate 25 x 25 metre drill spacing.

■
Completed an updated mineral resource estimate for Wheeler River’s Gryphon Deposit

On January 31, 2018, Denison announced an updated mineral resource estimate for the Gryphon deposit, which included, above a cut-off grade of 0.2% U3O8, 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, plus 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources. With this update to the resources estimated for the Gryphon deposit, the combined Indicated Mineral Resources estimated for the Wheeler River project increased by 88% to 132.1 million pounds U3O8, which will be used to support the Pre-Feasibility Study (‘PFS’), initiated for the project in July 2016, and expected to be completed during 2018. Following the update, Wheeler River retained and improved its standing as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin.

■
Discovered the high-grade, basement-hosted, Huskie Zone on the Waterbury Lake property

During the summer 2017 drilling program at Waterbury Lake, Denison discovered high-grade, basement-hosted mineralization located approximately 1.5 kilometres to the northeast of the property’s J Zone uranium deposit. The summer program included nine drill holes totaling 3,722 metres. Of the eight drill holes designed to test for basement-hosted mineralization, seven holes intersected significant mineralization, including 9.1% U3O8 over 3.7 metres (drill hole WAT17-446A), 1.7% U3O8 over 7.5 metres (drill hole WAT17-449) and 1.5% U3O8 over 4.5 metres; (drill hole WAT17-450A). The Huskie zone has been defined over a strike length of 100 metres, the extent of the 2017 drilling, and remains open in all directions.

■
Increased Ownership of Wheeler River Project to 63.3%

In January 2017, the Company executed an agreement with the partners of the Wheeler River Joint Venture (‘WRJV’) that will result in an increase in Denison's ownership of the Wheeler River project, up to approximately 66% by the end of 2018. Under this agreement, Denison is funding 50% of Cameco Corp.’s (‘Cameco’) ordinary share (30%) of joint venture expenses in 2017 and 2018. On January 31, 2018, Denison announced it had increased its interest in the Wheeler River project, based on spending on the project during 2017, from 60% to 63.3% in accordance with this agreement.

■
Closed non-dilutive financing for CAD$43.5 million to fund future project development activities

In the first quarter of 2017, Denison announced and closed a financing arrangement for gross proceeds of CAD$43.5 million, which has the effect of monetizing Denison’s future share of the toll milling revenue earned by the McClean Lake mill from the processing of ore from the Cigar Lake mine through the combination of a limited recourse loan and a streaming arrangement. Through this transaction, Denison retains its 22.5% ownership of the McClean Lake Joint Venture (‘MLJV’), but has de-risked its income from certain toll milling revenue, as the Company is not providing any warranty to the future rate of production at the Cigar Lake mine or the McClean Lake mill. The proceeds from the financing are expected to fund the Company’s project development costs for Wheeler River towards the completion of a Feasibility Study and ultimately project financing.

       MANAGEMENT’S DISCUSSION & ANALYSIS

■
Obtained financing for the Company’s 2018 Canadian exploration activities

In March 2017, the Company completed a private placement of 18,337,000 common shares for gross proceeds of $14,806,000 (CAD$20,200,290). The financing included (1) a ‘Common Share’ offering of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of CAD$5,500,500; (2) a ‘Tranche A Flow Through’ offering of 8,482,000 flow through shares at a price of CAD$1.12 per share for gross proceeds of $9,499,840; and (3) a ‘Tranche B Flow Through’ offering of 4,065,000 flow through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950. The proceeds from the flow through tranches of the financing will be used to fund Canadian exploration activities through to the end of 2018.

■
Denison Environmental Services (‘DES’) renewed its cornerstone environmental services contract

In July 2017, DES entered into a new two-year services agreement with Rio Algom Limited, a subsidiary of BHP Billiton Limited (‘BHP’) for the management and operation of nine decommissioned mine sites in Ontario and Quebec.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American (formerly NYSE MKT) exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 351,000 hectares in the Athabasca Basin region, including 331,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 64.22% interest in the J Zone deposit and newly discovered Huskie zone on the Waterbury Lake property. Both the Midwest and J Zone deposits, as well as the Huskie zone, are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its DES division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

STRATEGY

Denison’s strategy is focused on leveraging its uniquely diversified asset base to position the Company to take advantage of the strong long-term fundamentals of the uranium market. The Company has built a portfolio of strategic uranium deposits, properties, and investments highlighted by a controlling interest in the Wheeler River project and a minority interest in an operating and licensed uranium milling facility, both located in the infrastructure rich eastern portion of the Athabasca Basin region. While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing the Wheeler River project to a development decision, with the potential to become the next large scale uranium producer in Canada. With a shortage of low cost uranium development projects in the global project pipeline, Denison is positioned to offer shareholders exposure to value creation through both the development of a potentially top tier asset, as well as a rising uranium price in future years.

URANIUM INDUSTRY OVERVIEW

In 2017, the uranium industry weathered yet another difficult and somewhat volatile year. An oversupplied spot market continued to put downward pressure on the spot price of U3O8, despite the announcement of various production curtailments from the world’s largest uranium producers. After reaching a 12-year low near $18.00 per pound U3O8 in December 2016, the spot price started 2017 at $20.25 per pound U3O8, traded north of $26.00 per pound U3O8 in the first quarter of the year, retreated back to the $20.00 per pound U3O8 level in the third quarter, then rallied in the fourth quarter to peak at $26.50 per pound U3O8 in early December 2017. After a volatile year, the spot price closed 2017 at $23.75 per pound U3O8 – representing an increase of over 17% for the year.

MANAGEMENT’S DISCUSSION & ANALYSIS

Industry insiders have pointed to multiple reasons for the volatility in spot prices during 2017 – including negative demand side stories from nuclear heavy-weight countries like the United States, France and South Korea, continued disappointment with the rate of nuclear reactor restarts in Japan, the deferral of utility contracting activity, and an abundance of secondary supplies entering the market (including underfeeding from under-utilized enrichment plants). These negative stories were offset at various times during the year by high profile production curtailments announced by Cameco and National Atomic Company Kazatomprom (‘Kazatomprom’). The oversupplied spot market has also weighed on the long-term contract price of uranium, which has fallen 30% over the past two years, from a price of $44.00 per pound U3O8 at the beginning of 2016 to $31.00 per pound U3O8 at the end of 2017. With only an estimated 75 million pounds U3O8 contracted during 2017 (approximately 30% of the annual contract volumes seen during the 2005-2012 contracting cycle), there have been few opportunities for the market to truly discover an appropriate long-term price for uranium.

Low prices and minimal contracting volumes seem illogical when juxtaposed to statistics from the U.S. Energy Information Administration and American Nuclear Society regarding the fact that, on a net basis, more new nuclear power capacity was added to the global electricity grid during 2015 and again in 2016 than in any other year over the last 25 years. This view is bolstered by the fact that a uranium price in the low $20.00 per pound range puts pressure on even the lowest cost producing uranium mines in the world to turn a profit on an all-in cost basis. With demand forecasts for uranium increasing steadily through 2030, meaningful new nuclear capacity is expected to come onto the grid while the uranium mining production pipeline that has been stagnated by several years of low uranium prices. Uranium prices at current levels fail to incentivize the majority of undeveloped uranium projects towards construction, and, as a result, logic would suggest that prices should be on the rise. Underpinning that logic, however, is the assumption that growing demand in the future translates into increased buying today, and that an oversupplied spot market, and historically low prices, will be fixed by opportunistic buying for long-term utility needs.

Volumes in the spot market during 2017 were sporadic, varying week to week with a total volume of approximately 44 million pounds U3O8 being traded during the year. With buyers staying on the sidelines, sellers have simply outnumbered buyers in the market and prices have battled downward pressure all year. This dynamic, combined with the reality of higher priced long term contracts falling off in the not too distant future, led to the announcement of significant production curtailments in 2017. The most notable of these curtailments being Cameco’s announcement regarding the shut-down of the McArthur Mine for 10 months (or longer, depending on market conditions). The McArthur River mine is the largest and highest grade uranium mine in the world. The announced curtailment represents the removal of approximately 15 million pounds U3O8 from the market in 2018, and up to 18 million pounds U3O8 in future years. Kazatomprom, the world’s largest uranium producer, also declared that it would exercise restraint in 2017 and future years, having announced in early 2017 that it would cut production by 10% in 2017. Later in 2017, Kazatomprom also confirmed that it would constrain production levels for a further 3 years, though the end of 2020.

As a result of these and other production curtailments, various analysts are now expecting that the uranium market could swing to a deficit position in the near future, which would help to mop up excess inventories that could otherwise leak into the market as secondary supplies. For a price recovery to be sustained, however, utility buying must resume and contracting volumes must increase as utilities work towards securing approximately 1.2 billion pounds U3O8 in estimated uncovered uranium requirements for the period of 2018 to 2030.

Much of the uncovered future demand is estimated to come from non-U.S. utilities, as growth in nuclear energy is expected to be driven by increasing nuclear generating capacities in Asia – primarily from China and India. According to the World Nuclear Association (‘WNA’), as of February 1, 2018, China had 38 operable nuclear reactors capable of producing 34.6 gigawatts of electricity. A further 20 reactors are under construction and an additional 182 reactors are either planned or proposed. Ux Consulting Company, LLC (‘UxC’) estimates that 99 reactors are expected to be operable and capable of producing over 98.5 gigawatts of electricity in China by 2030. To achieve this level of production, China’s fleet of nuclear reactors will have to increase by between 5 and 6 reactors each year for the next 12 years. The WNA is projecting a similar growth profile for India, where 22 reactors were operable as of February 1, 2018, capable of producing 6.2 gigawatts of power. Taken together, 65 reactors are either under construction, planned or proposed in India. UxC estimates that India could have over 15 gigawatts of nuclear energy operable by 2030, representing over 2 times as much power capacity as is currently available from nuclear. To achieve this level of production, India’s fleet of nuclear reactors will have to increase by one additional reactor each year over the next 12 years.

With few economic sources of new supply able to advance through the project development pipeline in this market, and the potential for additional production curtailments as high-priced contracts at various high-cost operations are expected to drop off in the coming years, a significant utility contracting cycle is expected to lead to the realization that current uranium prices are well below the level required to incentivize sufficient new sources of primary supply into the market. This could ultimately lead to a sustained market of rising prices, as buyers are forced to bid up the price to secure available supplies of uranium or incentivize new sources of supply into the market.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015

Continuing Operations:
Total revenues	$11,085	$13,833	$12,670
Exploration and evaluation	$(12,834)	$(11,196)	$(13,439)
Impairment reversal (expense)	$246	$(2,320)	$(2,603)
Net loss	$(14,087)	$(11,699)	$(16,717)
Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.03)
Discontinued Operations:
Net loss	$(81)	$(5,644)	$(34,843)
Basic and diluted loss per share	$0.0	$(0.01)	$(0.07)

(in thousands)	As at December 31, 2017	As at December 31, 2016	As at December 31, 2015

Financial Position:
Cash and cash equivalents	$2,898	$11,838	$5,367
Investments in debt instruments (GICs)	$30,136	$-	$7,282
Cash, cash equivalents and GICs	$33,034	$11,838	$12,649

Working capital	$29,140	$9,853	$12,772
Property, plant and equipment	$198,480	$187,982	$188,250
Total assets	$260,068	$217,423	$212,758
Total long-term liabilities	$65,121	$37,452	$38,125

SELECTED QUARTERLY FINANCIAL INFORMATION

	2017	2017	2017	2017
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$3,156	$2,717	$2,611	$2,601
Net loss	$(1,241)	$(5,777)	$(6,423)	$(646)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$-
Discontinued Operations:
Net loss	$-	$-	$(81)	$-
Basic and diluted loss per share	$-	$-	$-	$-

MANAGEMENT’S DISCUSSION & ANALYSIS

	2016	2016	2016	2016
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$3,351	$3,489	$3,663	$3,330
Net loss	$(916)	$(2,506)	$(3,832)	$(4,445)
Basic and diluted loss per share	$-	$-	$(0.01)	$(0.01)
Discontinued Operations:
Net profit (loss)	$(9,082)	$9,050	$(450)	$(5,162)
Basic and diluted profit (loss) per share	$(0.01)	$0.01	$-	$(0.01)

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues over the last several quarters have fluctuated due to the timing of uranium processing at the McClean Lake mill, as well as the impact of the toll milling financing transaction which closed in the first quarter of 2017.
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Revenues from Denison Environmental Services fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
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Exploration expenses are generally largest in first and third quarters, due to the timing of the winter and summer exploration programs in Saskatchewan.
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The Company’s results are also impacted by other non-recurring events arising from its ongoing activities.

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (formerly known as AREVA Resources Canada) (‘Orano Canada’) with a 70% interest, Denison with a 22.5% interest, and OURD (Canada) Co. Ltd. with a 7.5% interest.

On February 13, 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Transaction’) under which Denison received an upfront payment of $32,860,000 (CAD$43,500,000) in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards.

The APG Transaction represents a contractual obligation of Denison to forward to APG any cash proceeds of toll milling revenue earned by the Company after July 1, 2016 related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment has been accounted for as deferred revenue. The Company has reflected payments made to APG of $2,659,000 (CAD$3,520,000), representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received, reducing the initial deferred revenue balance to $30,201,000 (CAD$39,980,000).

During 2017, the McClean Lake mill continued to process ore received from the Cigar Lake mine and packaged approximately 18.0 million pounds U3O8 for the CLJV (2016 – 17.3 million pounds U3O8). In 2017, the Company recognized total toll milling revenue of $2,558,000 (2016 – $4,598,000). The Company’s share of toll milling revenue for January 2017 of $444,000, prior to the closing of the APG Transaction, was recognized as toll milling revenue in the first quarter of 2017. Following the closing of the APG Transaction, CAD$4,770,000 in toll milling cash receipts were received from the MLJV, and the Company recognized toll milling revenue from the draw-down of deferred revenue of $2,114,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison Environmental Services

Mine decommissioning and environmental services are provided through Denison’s DES division – providing long-term care and maintenance for closed mine sites since 1997. With offices in Elliot Lake and Sudbury, Ontario, the Yukon Territory and Quebec, DES manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

Revenue from DES during 2017 was $7,130,000 (2016 - $7,751,000). DES experienced a decrease in Canadian dollar revenues due to a decrease in activity at certain care and maintenance sites, slightly offset by a favourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC. Management fees and commissions earned by the Company provide Denison with a source of cash flow to partly offset corporate administrative expenditures incurred by the Company.

During 2017, revenue from the Company’s management contract with UPC was $1,397,000 (2016 - $1,484,000). The decrease in revenues during 2017 was predominantly due to a reduction in the management fees earned based on UPC’s monthly net asset value. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at fair value. The fair value of uranium holdings reduced during the year, due to a decline in uranium spot prices. The Company also earns a commission of 1% of the gross value of uranium purchases. The decrease in management fees was partly offset by an increase in commission fees earned on uranium purchases entered into by UPC in 2017.

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development costs, as well as certain adjustments to the estimates of future reclamation liabilities at McClean Lake, Midwest and Elliot Lake, if applicable.

Operating expenses in 2017 were $4,088,000 (2016 - $3,665,000).

In 2017, operating expenses included depreciation of the McClean Lake mill of $2,989,000 (2016 - $2,411,000), as a result of processing approximately 18.0 million pounds U3O8 for the CLJV (2016 - 17.3 million pounds). In 2017, operating expenses also included $1,042,000 in development and other operating costs related to the MLJV (2016 – $782,000), predominantly due to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV.

In 2017, the Company also recorded operating expenses related to an increase in the estimate of reclamation liabilities at Elliot Lake of $56,000 (2016 - $461,000) reflecting the impact of increased labour cost estimates. In 2016, the increase in the reclamation liability was due to an increase in labour cost estimates and an increase in the discount rate. Refer to Contractual Obligations and Contingencies section for further detail.

Environmental Services

Operating expenses during 2017 totaled $6,357,000 (2016 - $6,669,000). The expenses relate primarily to care and maintenance and consulting services provided to clients, and include labour and other costs. The decline in operating expenses in 2017, compared to 2016, is predominantly due to the decline in care and maintenance and consulting activities at certain locations.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During 2017, the Company continued to focus on its significant portfolio of projects in the eastern portion of the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in 2017 was $12,834,000 (CAD$16,643,000) (2016 – $11,196,000 (CAD$14,917,000)). Exploration spending in Canada is seasonal, with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October) in the Athabasca Basin. During 2017, the Company’s exploration and evaluation expenditures increased primarily due to a higher level of activity at the Wheeler River Project and an unfavourable fluctuation in foreign exchange rates applicable to the translation of expenses incurred in Canadian dollars, offset by reduced activities at certain exploration pipeline properties.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table summarizes the activities that were completed during 2017.

EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)	Other activities
Wheeler River	63.3%(1)	43,956 (90 holes(5))	PFS activities
Murphy Lake	82.58%	3,433 (9 holes)	-
Waterbury Lake	64.22%(2)	8,525 (18 holes)	-
Crawford Lake	100%	2,587 (5 holes)	Geophysical surveys
Hook-Carter	80%(3)	-	Geophysical surveys
Moon Lake South	51%(4)	-	Geophysical surveys
South Dufferin	100%	-	Geophysical surveys
Bachman Lake	100%	-	Geophysical surveys
Wolly	21.89%	5,029 (17 holes)	-
McClean Lake	22.5%	5,870 (20 holes)	-
Total		69,400 (159 holes)
Notes:
  1
Denison is expected to increase its ownership of the Wheeler River project to approximately 66% by the end of 2018.
  2
The Company earned an additional 0.62% interest in the Waterbury Lake property effective May 31, 2017 and an additional 0.59% interest effective August 31, 2017 Refer to RELATED PARTY TRANSACTIONS below for further details.
  3
The Company acquired an 80% ownership in the project in November 2016 from ALX Uranium Corp. (‘ALX’) and has agreed to fund ALX’s share of the first CAD$12.0 million in expenditures on the project.
  4
In accordance with the January 2016 letter agreement with CanAlaska Uranium Ltd., Denison earned a 51% interest in the Moon Lake South claim in April 2017.
  5
77 holes were completed as subsurface ‘daughter’ holes completed from part way down surface ‘parent’ holes.

The Company’s land position in the Athabasca Basin, as of December 31, 2017 is illustrated below. The Company’s Athabasca land package increased during the fourth quarter from 346,761 hectares (244 claims) to 351,365 hectares (267 claims) owing to selective staking contiguous with, or proximal to, Denison’s existing claims.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Project

Project Highlights:

●
Largest undeveloped high-grade uranium project in the eastern Athabasca

On January 31, 2018 Denison announced an updated mineral resource estimate for the Gryphon deposit following drilling results from a further 144 drill holes completed during 2016 and 2017. The updated mineral resource estimate for Gryphon, above a cut-off grade of 0.2% U3O8, includes 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, and 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources.

The Phoenix deposit, located approximately three kilometres southeast of Gryphon, is estimated to include Indicated Mineral Resources of 70.2 million pounds of U3O8 above a cut-off grade of 0.8% U3O8 (166,000 tonnes at 19.1% U3O8), as disclosed in the Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada dated March 31, 2016 and prepared by Ken Reipas, P.Eng of SRK Consulting (Canada) Inc. (the ‘PEA’). With the update to the Gryphon deposit resource estimate, the combined Indicated Mineral Resources estimated for Wheeler River have increased by 88% to 132.1 million pounds U3O8, which will be used to support the PFS.

With the updated mineral resource estimate for the property’s Gryphon deposit, the Wheeler River project retains and improves its position as the largest undeveloped high-grade uranium project in the eastern portion of the Athabasca Basin region, in northern Saskatchewan.

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Proximal to existing uranium mining and milling infrastructure

The property is located in the infrastructure rich eastern portion of the Athabasca Basin, which is host to existing uranium mining and milling infrastructure, including the 22.5% Denison owned McClean Lake mill. The Wheeler River property lies alongside provincial highway 914 and a provincial powerline.

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Positive preliminary project economics

On April 4, 2016, Denison announced the results of its PEA for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA was based on the resources estimated at the Gryphon deposit in November 2015, and returned a base case pre-tax Internal Rate of Return (‘IRR’) of 20.4% based on the then current long term contract price of uranium ($44.00 per pound U3O8). Denison's share of initial capital expenditures (‘CAPEX’) in the PEA was estimated to be CAD$336M (CAD$560M on 100% ownership basis) based on its 60% ownership interest at that time. The PEA is preliminary in nature, was based on Inferred Mineral Resources that are considered at the time to be too speculative geologically to have the economic considerations applied to them to allow them to be categorized as mineral reserves, and there is no certainty that the results from the PEA will be realized. The results of the updated estimate of Indicated Mineral Resources for the project of 132.1 million pounds U3O8, have not been included in the PEA, but will be used to support the PFS.

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Increasing Denison ownership

As previously announced on January 10, 2017, Denison entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU (Canada) Exploration Company, Limited (‘JCU’), to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project up to approximately 66%. Under the terms of the agreement, Cameco is funding 50% of its ordinary 30% share in 2017 and 2018, and JCU continues to fund based on its 10% interest in the project. On January 31, 2018, Denison announced it had increased its interest in the Wheeler River project during 2017 from 60% to 63.3% in accordance with this agreement.

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Significant potential for resource growth

The Gryphon deposit is a growing, high-grade uranium deposit that belongs to a select group of large basement-hosted uranium deposits in the eastern Athabasca Basin, which includes Cameco’s Eagle Point mine and Millennium deposit, and Rio Tinto's Roughrider deposit. The Gryphon deposit remains open in numerous areas with significant potential for future resource growth. Priority target areas include: (1) Along strike to the northeast of the E series lenses, where both unconformity and basement potential exists; (2) Down plunge of the A and B series lenses; (3) Along strike to the northeast and southwest of the D series lenses; and (4) Within the currently defined D series lenses, where additional high-grade shoots may exist.

MANAGEMENT’S DISCUSSION & ANALYSIS

In addition, very little regional exploration has taken place on the property in recent years, with drilling efforts focussed on Phoenix and Gryphon, which were discovered in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. Exploration drilling is warranted along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

The Wheeler River property location and basement geology map is provided below.

Evaluation Program

During 2017, Denison’s share of evaluation costs at Wheeler River amounted to $1,737,000 (2016 - $847,000), which related to work on a PFS and environmental activities.

MANAGEMENT’S DISCUSSION & ANALYSIS

PFS Activities

In 2016, Denison announced the initiation of a PFS for the Wheeler River project, including commencing a drilling program to increase the level of confidence of the previously released inferred resource estimate for the Gryphon deposit to an indicated level. Refer to the Exploration Programs section for results of the infill and delineation drill holes completed during the winter and summer 2017 programs. Engineering and environmental activities continued during the year.

Engineering Activities

As part of the PFS activities at Wheeler River to date, the Company continued engineering data collection programs, advanced metallurgical testing programs, investigated alternative mining methods for the Phoenix deposit and carried out other engineering activities.

Engineering data collection

Activities in 2017 included geotechnical and hydrogeological data collection and field studies initiated to assess ground and water conditions in the mineralized zones and the surrounding host rock. The geotechnical information will be used to guide the location of underground development and the design of ground support systems for both the shafts and the mine. This information is also expected to be used in the production planning process, including the determination of optimum stope sizes and mine production sequencing. The hydrogeological information will be used to 1) evaluate routine and potential non-routine water inflows to the underground operation, 2) develop design criteria for ground freezing applications, mine dewatering and water treatment plant systems, and 3) understand potential interactions of the project with the environment.

Metallurgical test program

The advanced test program initiated in 2017 built upon the basic metallurgical testing completed in 2014 and 2015, and focused on the following:
●
Testing mill performance at the extremes of potential impurity levels and ore feed grades; and
●
Optimizing the processing parameters for both the Gryphon and Phoenix deposits, including grind size, leach residence time and recovery, and reagent usage and consumption.

At Phoenix, three composite samples were prepared for testing extreme grades and impurities levels. Composite samples included low grade (10.94% U3O8, 186ppm Mo and 345ppm As), medium grade (17.10% U3O8, 151ppm Mo and 334ppm As), and high grade (37.15% U3O8, 192ppm Mo and 438ppm As) samples.

The results of this testing are summarized as follows:
●
Ore recovery is sensitive to grind size. Testing was completed on grind sizes of P100 at 212 microns, 300 microns and 425 microns;
●
Increased leaching rates are achieved with finer grinds;
●
Similar recoveries were achieved using coarser grinds by increasing free acid levels and retention time;
●
In all cases, 99% uranium extraction rates were achieved;
●
Finer grinds allowed for uranium extraction rates of 99.5%;
●
In general, 6 to 10 hours retention time is required; and,
●
The addition of ferric reagent is not required, due to sufficient presence of iron in the ore.

Similarly at Gryphon, three composite samples were prepared for testing extreme grades and impurities levels. Composite samples included, low grade (1.58% U3O8, 778ppm Mo and 29ppm As), medium grade (3.14% U3O8, 1010ppm Mo and 39ppm As) and high Grade (6.43% U3O8, 1115ppm Mo and 57ppm As).

The results of this testing is summarized as follows:
●
Optimum grind size was determined to be 212 microns;
●
Approximately 98-99% recovery of uranium was achieved with 12 hours of leach residence time; and
●
Trials of flocculants addition identified a product offering excellent settling properties for the leached residues.

MANAGEMENT’S DISCUSSION & ANALYSIS

Overall, for all testing, the calcined yellowcake meets all ASTM C967-13 (Standard Specifications for Uranium Ore Concentrate) requirements. Concentrations of key impurities (or deleterious elements), including arsenic, are considered very low and are not expected to cause challenges in mineral processing.

Phoenix alternate mining methods

The PEA evaluated the use of a Jet Boring System (‘JBS’), similar to that being used at the Cigar Lake mine, to mine the Phoenix deposit. The results indicated that the method, while economic, was capital intensive, with long lead times to development, higher risk with technically challenging ground conditions, and ultimately generated a lower operating margin than the conventional mining methods evaluated for the Gryphon deposit. After significant analysis and evaluation, utilizing a number of specialized engineering providers, Denison identified several potentially viable alternate mining methods. These methods have the potential to result in a significant improvement in operating economics for the Phoenix deposit, while reducing construction capital, time to development, and technical risk. In the fourth quarter of 2017, the company completed detailed evaluations of two alternative mining methods, and the Company’s PFS activities are expected to advance work on both methods.

Other engineering activities

Other activities that were completed during 2017 included:

●
Twinned five historic Phoenix drill holes to gather geotechnical and hydrogeological data as well as fresh metallurgical samples for laboratory testing.
●
Drilled a 600m shaft pilot hole for the main production shaft at Gryphon.
●
Collected basic geotechnical information on approximately 50,000 metres of exploration drilling.
●
Carried out detailed evaluations (including site visits) and trade-off studies to select the preferred shaft excavation method.
●
Continued water treatment trade-off studies to select the preferred treatment technology and water management strategy for the project.
●
Retained Stantec Consulting Inc. (‘Stantec’) and ENGCOMP Engineering and Computing Professionals Inc. (‘ENGCOMP’) to lead and author the PFS.
●
Retained Hatch Ltd (‘Hatch’) for the mineral processing scope of the PFS, which is expected to include the development of an appropriate process design criteria for the recovery of uranium from the Gryphon and Phoenix deposits, and to carry out a capacity review of Denison's 22.5% owned McClean Lake mill to ultimately provide the various mineral processing inputs into the overall PFS. In completing this work, Hatch is expected to leverage its previous experience with the McClean Lake mill facility.
●
Retained DES to manage the on-going environmental baseline data collection and regulatory aspects of the project, ultimately supporting the federal and provincial environmental assessment processes. DES is expected to leverage its experience working with the Canadian Nuclear Safety Commission (‘CNSC’), as a uranium facility operator for the Company's reclaimed uranium mine sites in Elliot Lake, Ontario.
●
Continued discussions with the Province for the construction of the Highway 914 extension. This 50km segment of highway is required to transport Wheeler River ore to the McClean Lake mill.

Sustainability Activities

During 2017, the Company continued with the community consultation and engagement process, ensuring the continuous engagement of stakeholders.

The Company also completed the collection of a full year of environmental baseline data as part of an ongoing environmental data collection program, to help characterize the existing environment in the project area. This data will form the foundation of the environmental impact assessment (‘EIA’) for the project. The information will also be used in the design of various aspects of the project, including the location and layout of site infrastructure, the location for treated effluent discharge and fresh water intake, and the designs of water treatment plants, waste storage facilities, and other infrastructure interacting with the environment. Programs in progress and/or completed during the year included:

●
Aquatic environment: Report preparation of the baseline data including characterization of the lakes and streams near the project area, with key aspects including water quality, water flow and water levels, lake sediment quality, benthic invertebrate communities, and fish communities;
●
Terrestrial environment: Data collection and characterization of wildlife, vegetation and soils surrounding the project area, including ecological land classification, breeding bird surveys, ungulate pellet counts, winter tracking surveys, aquatic furbearer shoreline surveys, small mammal trapping, amphibian surveys, characterization of terrain and soil types, vegetation and soil chemistry, and vegetation;

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Waste rock geochemistry: Analysis of targeted core samples to determine acid and metal leaching potential from waste rock. Additional kinetic testing of the waste rock was initiated and continued;
●
Atmospheric environment: Collection of air quality measurements to gather information on pre-development atmospheric conditions; and
●
Archaeological analysis: Surveys were completed in the area with no significant findings.

In addition, specific environmental modelling programs were initiated in 2017 to assess project interactions with the environment, including modelling to assess potential water intake and effluent discharge locations. This data will inform the PFS and help to avoid the establishment of infrastructure in environmentally sensitive areas.

Exploration Program

Denison’s share of exploration costs at Wheeler River amounted to $7,240,000 during the winter and summer 2017 diamond drilling programs (2016 - $4,802,000) for a total of 43,956 metres in 90 drill holes. Drilling statistics for 2017 are provided in the table below.

2017 DRILLING STATISTICS FOR WHEELER RIVER
Program	Lens	Completed	Abandoned	Parent	Daughter1	Final Length (m)	% Significantly Mineralized2
SUMMER	A, B, C Definition	17	0	4	13	8,402	94%
	A, B Extension	5	2	3	2	4,039	-
	D, E Exploration	4	0	2	2	2,291	100%
	Total summer	26	2	9	17	14,732	77%
WINTER	A, B, C Definition	20	0	2	18	9,857	100%
	A, B Extension	19	0	0	19	8,224	79%
	D, E Exploration	25	1	2	23	11,143	92%
	Total winter	64	1	4	60	29,224	91%
	Total 2017	90	3	13	77	43,956	87%
Notes:
1.
Drilled as subsurface ‘off-cut’ holes from surface ‘parent’ holes.
2.
Greater than 0.1% U3O8 over 1.0 metre.

Final assay results from the winter and summer drilling programs were received in May 2017 and November 2017, respectively, and were reported in Denison’s press releases dated May 26, 2017 and November 27, 2017. Highlight results for the 2017 drilling program are summarized below.

●
Continued expansion of high-grade within the D series lenses: During the 2017 drilling program, a significant lens of high-grade mineralization was expanded and delineated, amongst the D series lenses, through infill and step-out drilling on an approximate 25 x 25 metres spacing. The high-grade lens is interpreted from 29 drill holes (including 12 drill holes from the 2016 drill program) and is estimated to measure up to 150 metres along strike, approximately 240 metres along dip, with interpreted true thicknesses between approximately 2 and 20 metres.

MANAGEMENT’S DISCUSSION & ANALYSIS

Highlight 2017 assay intersections are included in the table below.

HIGHLIGHT 2017 DRILL INTERSECTIONS OF THE D SERIES LENSES
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3
WR-633D3	759.2	772.7	13.5	3.3
WR-633D3	765.2	768.7	3.5	11.8
WR-633D3	775.4	777.9	2.5	6.2
WR-689	712.0	713.0	1.0	8.6
WR-689	719.7	720.7	1.0	15.1
WR-638D4	787.2	788.7	1.5	5.5
WR-691	811.3	813.8	2.5	2.8
WR-694	718.0	726.0	8.0	3.5
WR-621D1	753.9	755.4	1.5	6.4
WR-621D2	754.0	757.0	3.0	6.3
WR-690D1	724.9	725.9	1.0	8.5
WR-690D2	711.5	715.0	3.5	4.7
WR-657D1	708.8	714.3	5.5	1.8
WR-657D2	680.8	682.8	2.0	4.3
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Composited above a cut-off grade of 1.0% U3O8.
3.
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

●
Discovery and extension of the E series lenses: High-grade unconformity-hosted mineralization was discovered at the sub-Athabasca unconformity during the 2017 drill program, immediately up-dip of basement mineralization intersected during 2016, including 19.30% U3O8 over 1.0 metre (drill hole WR-507D2) and 6.20% U3O8 over 2.5 metres (drill hole WR-646) . The high-grade unconformity and upper basement mineralization, termed the ‘E series’ of lenses, represents a new high priority target area for future resource expansion. The E series lens mineralization, both at the unconformity and in the underlying upper basement, was further extended during the summer drill program and remains open. Currently the E series lenses are interpreted from 19 drill holes and are estimated to measure up to 80 metres and 350 metres along strike, respectively. Highlight 2017 assay intersections include:

HIGHLIGHT 2017 DRILL INTERSECTIONS OF THE E SERIES LENSES
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3
WR-646D2	584.5	586.0	1.5	8.8
WR-646D3	584.5	587.5	3.0	3.2
WR-689D3	549.0	552.0	3.0	12.9
WR-670D2	543.0	550.0	7.0	2.8
WR-646D4	585.5	593.0	7.5	1.4
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Composited above a cut-off grade of 1.0% U3O8.
3.
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Continued expansion of the A and B series lenses: Drill holes located approximately 25 metres down-dip and up-dip of the boundaries of the A and B series lenses, as defined by the previous resource estimate for the Gryphon deposit, returned significant results indicating further expansion of these lenses. Highlight 2017 assay intersections include:

HIGHLIGHT 2017 DRILL INTERSECTIONS OF THE A & B SERIES LENSES OUTSIDE OF THE INFERRED RESOURCE AREA
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3
WR-689	564.0	567.0	3.0	2.9
WR-673D1	613.7	615.7	2.0	2.3
WR-681D2	726.4	727.9	1.5	1.7
WR-681D3	713.8	716.8	3.0	6.6
WR-682D1	762.3	765.8	3.5	1.6
WR-624D3	660.5	666.0	5.5	5.1
WR-582D3	742.0	748.5	6.5	4.2
WR-638D4	710.7	715.2	4.5	3.5
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Composited above a cut-off grade of 1.0% U3O8.
3.
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

●
Completion of the definition drilling program: Definition drilling designed to upgrade the inferred resources estimated for the Gryphon deposit (A, B and C series lenses), to an indicated level of confidence, was completed in October 2017. A total program of 42 drill holes successfully reached their respective targets as part of definition drilling activities carried out through 2016 and 2017. The assay results from these drill holes generally showed good consistency with the inferred grade model. Highlight 2017 assay intersections include:

HIGHLIGHT 2017 DRILL INTERSECTIONS OF THE A, B & C SERIES LENSES INSIDE OF THE INFERRED RESOURCE AREA
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3
WR-687D2	653.4	662.4	9.0	4.0
WR-567D1	701	708	7.0	5.1
WR-567D1	724	727.5	3.5	5.5
WR-567D2	698.8	704.8	6.0	7.3
WR-567D2	733.4	740	6.6	1.9
WR-606D2	793.6	799.1	5.5	3.1
WR-688D3	763	768.5	5.5	2.8
WR-688D2	762.3	770.3	8.0	1.6
WR-582D2	746.5	752.5	6.0	4.3
WR-692	708.5	714.5	6.0	4.0
WR-692	747.4	753.4	6.0	5.8
WR-564D1	743.3	749.3	6.0	4.8
WR-572D1	641.5	663.0	21.5	1.8
WR-564D3	718.0	722.0	4.0	10.8
WR-604D1	771.0	789.5	18.5	2.3
WR-610D1	800.9	807.4	6.5	4.1
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Composited above a cut-off grade of 1.0% U3O8.
3.
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS

Updated Resource Estimate for the Gryphon Deposit

On January 31, 2018, Denison announced an updated mineral resource estimate for the Gryphon deposit following drilling results from 144 drill holes completed during 2016 and 2017. The updated mineral resource estimate for Gryphon, above a cut-off grade of 0.2% U3O8, includes 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, and 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources. RPA Inc. (‘RPA’), an independent technical consulting firm with significant resource estimation experience in high-grade Athabasca uranium deposits, was retained by Denison on behalf of the WRJV, to prepare the updated mineral resource estimate for the Gryphon deposit. An updated independent Technical Report is being prepared for the Wheeler River Project, including both the Gryphon and Phoenix deposits, and will be filed on SEDAR (www.sedar.com) within 45 days of Denison’s press release dated January 31, 2018.

The Phoenix deposit is estimated to include Indicated Mineral Resources of 70.2 million pounds of U3O8 above a cut-off grade of 0.8% U3O8 (166,000 tonnes at 19.1% U3O8), as disclosed in the PEA.

With this update to the resources estimated for the Gryphon deposit, the combined Indicated Mineral Resources estimated for Wheeler River increased by 88% to 132.1 million pounds U3O8, which will be used to support the PFS, which is expected to be completed during 2018.

UPDATED WHEELER RIVER PROPERTY MINERAL RESOURCE ESTIMATE AS OF JANUARY 30, 2018
Deposit	Category	Tonnes	Grade(% U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 (Denison 63.3%)
Gryphon	Indicated	1,643,000	1.7	61.9	39.2
Phoenix	Indicated	166,000	19.1	70.2	44.4
	Total Indicated	1,809,000	3.3	132.1	83.6
Gryphon	Inferred	73,000	1.2	1.9	1.2
Phoenix	Inferred	9,000	5.8	1.1	0.7
	Total Inferred	82,000	1.7	3.0	1.9
Notes:
1.
CIM Definitions (2014) were followed for classification of Mineral Resources.
2.
Mineral Resources for the Gryphon deposit are reported above a cut-off grade of 0.2% U3O8. See detailed results below for additional notes related to the Mineral Resources estimated for the Gryphon deposit.
3.
Mineral Resources for the Phoenix deposit are reported above a cut-off grade of 0.8% U3O8. Mineral Resources for the Phoenix deposit were last estimated in 2014 to reflect the expansion of the high-grade zone. As no new drilling has been completed at Phoenix since that time, the mineral resource estimates for the Phoenix deposit remain current.
4.
Numbers may not add due to rounding.

Details of the Updated Mineral Resource Estimate for the Gryphon Deposit

The Gryphon deposit was discovered in March 2014 and following the completion of 66 drill holes (40,864 metres of drilling), on an approximate 50 x 50 metre spacing, a maiden resource estimate was completed by RPA in September 2015. The maiden estimate comprised Inferred Mineral Resources of 43.0 million pounds of U3O8 above a cut-off grade of 0.2% U3O8 (834,000 tonnes at 2.3% U3O8) and included the deposit’s A, B and C series lenses.

The updated mineral resource estimate, announced on January 31, 2018, was completed by RPA. For the updated mineral resource estimate, RPA used data collected from eight diamond drilling campaigns completed during the last four years, including a total of 117,788 metres of drilling in 210 drill holes. The updated mineral resource estimate includes the expanded A and B series lenses, C series lenses, and the recently delineated D and E series lenses, as detailed in the table below.

MANAGEMENT’S DISCUSSION & ANALYSIS

MINERAL RESOURCE ESTIMATE FOR THE GRYPHON DEPOSIT WITH AN EFFECTIVE DATE OF JANUARY 30, 2018 (100% BASIS)
Lens	Category	Tonnes	Grade (% U3O8)	Million lbs U3O8 (100% Basis)
A1HG	Indicated	148,000	7.60	24.72
A1	Indicated	365,000	0.84	6.74
A2	Indicated	262,000	0.96	5.52
A3	Indicated	36,000	0.38	0.30
B1	Indicated	161,000	1.05	3.74
B2	Indicated	158,000	1.50	5.24
B3	Indicated	59,000	1.33	1.71
C1	Indicated	105,000	1.19	2.74
D1HG_HW	Indicated	17,000	5.00	1.82
D1HG_MD	Indicated	11,000	7.37	1.80
D1HG_FW	Indicated	15,000	7.52	2.47
D1	Indicated	153,000	0.58	1.95
D4	Indicated	89,000	0.74	1.45
E2	Indicated	65,000	1.15	1.66
Total Indicated		1,643,000	1.71	61.86
A4	Inferred	2,000	0.34	0.01
B5	Inferred	10,000	0.25	0.05
D2	Inferred	5,000	0.40	0.04
D3	Inferred	13,000	1.19	0.35
E1	Inferred	31,000	1.30	0.88
E2	Inferred	12,000	2.01	0.54
Total Inferred		73,000	1.18	1.89
Notes:
1.
CIM Definitions (2014) were followed for classification of mineral resources.
2.
Mineral Resources are estimated at an incremental cut-off grade of 0.2% U3O8 using a long-term uranium price of US$50 per lb, and a US$/C$ exchange rate of 0.75. The cut-off grade is based on incremental operating costs for low-grade material.
3.
A minimum mining width of 2 metres was used.
4.
High grade mineralization was capped at 30% U3O8 and restricted at 20% U3O8 for the A1HG and capped at 20% U3O8 for the D1HG with no search restrictions.
5.
Low grade mineralization was capped at 20% U3O8 for the C1 domain with search restrictions applied to U3O8 grades greater than or equal to 10.0% U3O8.
6.
Low grade mineralization was capped at 15% U3O8 for the B1, B2, E1 and E2 domains with search restrictions applied to U3O8 grades greater than or equal to 10.0% U3O8 for the B1 domain and 5.0% U3O8 for the E2 domain.
7.
Low grade mineralization was capped at 10% U3O8 for the A1-A4, B3-B7, C4-C5, and D2-D4 domains with no search restrictions.
8.
Low grade mineralization was capped at 5% U3O8 for the D1 domain with no search restriction.
9.
Numbers may not add due to rounding.

Further Technical Information

Further details regarding the Wheeler River project and the current mineral resource estimate for the Phoenix deposit are provided in the NI 43-101 Technical Report for the Wheeler River project titled ‘Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada’ dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Further details on the current mineral resource estimate for the Gryphon deposit are provided in Denison’s press release dated January 31, 2018. An updated Technical Report is currently being prepared for the Wheeler River project and will be filed on SEDAR and EDGAR on or before March 16, 2018. For further details on the assay, QAQC and data verification procedures please see Denison's Annual Information Form dated March 23, 2017 filed under the Company's profile on SEDAR (www.sedar.com).

Exploration Pipeline Properties

During 2017, the Company managed or participated in five other drilling exploration programs (three operated by Denison) on the Company’s pipeline properties, as reported in previous quarters. No field exploration programs were conducted during the fourth quarter of 2017; however, desk-top interpretations of 2017 results and planning for 2018 work programs was carried out. Exploration pipeline property highlights for 2017 include the results of the Company’s exploration program at its Waterbury Lake Project, as described below.

MANAGEMENT’S DISCUSSION & ANALYSIS

Waterbury Lake Project

The Waterbury Lake property consists of multiple claims covering 40,256 hectares, and is located in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan. The property is jointly owned by Denison (64.22%) and Korea Waterbury Uranium Limited Partnership (‘KWULP’) (35.78%) through the Waterbury Lake Uranium Limited Partnership (‘WLULP’). KWULP consists of a consortium of investors in which Korea Hydro & Nuclear Power (‘KHNP’) holds a majority position.

Discovery of the Huskie Zone

During the summer 2017 drilling program at Waterbury Lake, Denison discovered high-grade, basement-hosted mineralization, located approximately 1.5 kilometres to the northeast of the property’s J Zone uranium deposit. The new zone of mineralization has been named the ‘Huskie’ zone.

The summer program included a total of nine drill holes totaling 3,722 metres. Of the eight drill holes designed to test for basement-hosted mineralization, seven holes intersected significant mineralization – including high-grade intersections in four of the holes. A single hole was designed to test for unconformity mineralization and encountered bleaching, silicification, clay alteration and weak radioactivity in the lower sandstone, proximal to a 15 metre unconformity offset which suggests additional potential at the unconformity. This initial drilling campaign, completed on an approximate 50 x 50 metre spacing, has allowed for the wide-spaced definition of a zone of entirely basement-hosted mineralization with geological features consistent with basement-hosted deposits in the Athabasca Basin.

The mineralized zone, which covers the extent of the current drilling, occurs between 50 and 175 metres vertically below the sub-Athabasca unconformity (265 and 390 metres vertically below surface) and measures approximately 100 metres along strike (extent of 2017 drilling), up to 120 metres along dip, with individual lenses varying in interpreted true thickness between approximately 2 and 7 metres. The zone is wide-open in all directions in terms of the mineralization and associated alteration intersected. Assay results for the summer 2017 drilling program were reported in Denison’s press release dated October 11, 2017. Highlights are provided in the table below.

SUMMER 2017 HIGHLIGHT DRILL INTERSECTIONS FOR THE HUSKIE ZONE
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3
WAT17-443	298.0	299.0	1.0	1.2
WAT17-446A	306.5	310.2	3.7	9.1
WAT17-449	369.0	376.5	7.5	1.7
WAT17-450A	318.5	323.0	4.5	1.5
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Composited above a cut-off grade of 0.05% U3O8.
3.
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4.
As the drill holes are oriented steeply toward the south-southeast and the mineralized lenses are interpreted to dip moderately to the north, the true thickness of mineralization is expected to be approximately 75% of the intersection lengths.

Hamilton Lake Trend

During 2016, the prospective Hamilton Lake trend was identified on the western side of the property following the completion of a DC-IP resistivity survey and two initial drill holes, which returned favorable results, including weak uranium mineralization. The trend has a minimum strike length of 4.5 kilometres to the south of the 2016 drilling (with resistivity data coverage), and is interpreted from magnetic data to continue for a further 9 kilometres to the north.

During the winter 2017 program, nine drill holes totaling 4,803 metres were completed on the Hamilton Lake trend. Seven of these holes were drilled along strike, to the north and south, of the 2016 drilling results to test targets at the unconformity. A total of 1.8 kilometres of strike length was evaluated at a reconnaissance scale with holes, drilled as single holes or fences, spaced at 300 or 600 metres along strike. The results confirmed strike continuity of a significant graphitic fault zone in the basement rocks with associated structured and altered overlying sandstone. Drill hole WAT17-438, which optimally intersected the basement graphitic fault zone at the unconformity, intersected weak mineralization immediately above the unconformity, including 0.23% and 0.04% U3O8 over 0.5 metre intervals. The mineralization was associated with a fairly significant sandstone alteration plume. Further drilling is warranted along the extensive Hamilton Lake trend, along strike of the 2017 drilling, to test the basement graphitic fault zone at the unconformity and related high priority ‘resistivity low’ targets.

MANAGEMENT’S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $5,858,000 during 2017 (2016 - $4,420,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during 2017 was predominantly the result of non-recurring project costs associated with the APG transaction as well as an increase in stock-based compensation expense.

IMPAIRMENT – MINERAL PROPERTIES

During 2017, the Company recognized an impairment reversal of $246,000 related to the Moore Lake property (2016 – impairment expense of $2,320,000, predominantly related to Moore Lake), based on an update to the estimated recoverable amount remaining to be received under an option agreement with Skyharbour Resources Ltd.

FOREIGN EXCHANGE INCOME AND EXPENSE

During 2017, a foreign exchange loss of $611,000 was recognized (2016 – foreign exchange loss of $1,477,000). The loss during 2017 is due primarily to unfavourable fluctuations in foreign exchange rates impacting the revaluation of intercompany advances and debt.

OTHER INCOME AND EXPENSES

During 2017, the Company recognized a gain of $2,210,000 in other income/expense (2016 – gain of $906,000). The gain is predominantly due to net gains on investments carried at fair value of $1,891,000, as well as a gain of $679,000 recorded in the first quarter of 2017 related to the extinguishment of the toll milling contract liability related to the Cigar Lake toll milling arrangement, offset by letter of credit fees of $317,000. The toll milling contract liability was recognized in 2006 on the acquisition of Denison Mines Inc. by Denison Mines Corp. (formerly International Uranium Corporation) and was extinguished as a result of the Company entering in the APG Transaction, whereby all revenues under the contract have been monetized. Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at period end. The gain in 2016 was predominantly driven by gains on investments carried at fair value of $1,473,000 offset by $363,000 in letter of credit fees.

EQUITY SHARE OF INCOME FROM ASSOCIATES

During 2017, the Company recognized a loss of $489,000 from its equity share of its associate GoviEx Uranium Inc. (‘GoviEx’) (2016 – gain of $453,000). The loss in 2017 is predominantly due to an equity loss of $751,000 (2016 – equity loss of $96,000), which is based on the Company’s share of GoviEx’s net loss during the period. In addition, during 2017, the Company recorded a net dilution gain of $262,000 (2016 – dilution gain of $549,000) as a result of equity issuances completed by GoviEx as well as other shareholders’ exercise of GoviEx share warrants, which reduced the Company’s ownership position in GoviEx from 20.68% at December 31, 2016 to approximately 18.72% at December 31, 2017. The Company records its share of income from associates a quarter in arrears, based on the most recent publically available financial information, adjusted for any material publicly disclosed share issuance transactions that have occurred. See SALE OF AFRICAN-BASED URANIUM INTERESTS below for further details of the transaction with GoviEx.

INCOME TAX RECOVERY AND EXPENSE

During 2017, the Company recorded an income tax recovery of $3,638,000 (2016 - $3,955,000). The decrease in the income tax recovery in 2017 was mainly due a reduced deferred tax expense recognized on the renunciation of tax-attributes related to 2017 expenditures, as compared to the deferred tax expense recognized on the renunciation of 2016 expenditures.

DISCONTINUED OPERATIONS

Sale of African-Based Uranium Interests

In June 2016, GoviEx and Denison completed a transaction to combine their respective African uranium mineral interests under the direct ownership of GoviEx (the ‘Africa Transaction’). Pursuant to the Africa Transaction, GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp., which held all of Denison’s Africa-based uranium interests (collectively ‘DML Africa’), in exchange for 56,050,450 common shares (‘Consideration Shares’) and 22,420,180 common share purchase warrants (‘Consideration Warrants’) of GoviEx.

MANAGEMENT’S DISCUSSION & ANALYSIS

Each Consideration Warrant is convertible into one common share of GoviEx at a price of $0.15 per share for a period of three years. The Consideration Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.24 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Consideration Warrants with written notice that holders have 30 days to exercise the Consideration Warrants on the original terms, failing which the exercise price of the Consideration Warrants will be increased to $0.18 per share and the term of the Consideration Warrants will be reduced by six months.

As part of the Africa Transaction, GoviEx undertook a concurrent equity financing by means of a non-brokered private placement (the ‘GoviEx Concurrent Financing’), in which Denison provided the lead order for the private placement of $500,000 for 9,093,571 common shares (‘Concurrent Shares’) and 9,093,571 common share purchase warrants (‘Concurrent Warrants’). Each Concurrent Warrant is convertible into one common share of GoviEx for a period of three years, at a price of $0.12 per share until June 10, 2018 and thereafter at a price of $0.14 per share. The Concurrent Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.20 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Concurrent Warrants with written notice that holders have 60 days to exercise the Concurrent Warrants on the original terms, failing which the Concurrent Warrants will expire unexercised.

At December 31, 2017, Denison holds 65,144,021 common shares of GoviEx or approximately 18.72% of GoviEx’s issued and outstanding common shares and 31,513,751 common share purchase warrants. GoviEx is a publicly traded company and is listed on the TSX Venture Exchange under the symbol ‘GXU’.

For so long as Denison holds at least 5% of the issued and outstanding common shares of GoviEx, Denison will have the right to appoint one director to the GoviEx board of directors and will have the right to participate in future GoviEx equity financings in order to maintain its pro-rata ownership. Denison’s nominee director, Mr. David Cates, President and Chief Executive Officer of Denison, has been appointed to the GoviEx board of directors.

During 2017, the Company recorded a loss on disposal of $81,000, due to additional transaction costs incurred for professional services related to the transaction with GoviEx. During 2016, the Company recorded operating expenses of $64,000, exploration expenses of $74,000, general and administrative expenses of $280,000, and foreign exchange losses of $5,154,000.

Sale of Mongolian Interests

In November 2015, Denison completed the sale of its interest in the Gurvan Saihan Joint Venture (‘GSJV’) to Uranium Industry a.s. (‘Uranium Industry’), of the Czech Republic, pursuant to an amended and restated share purchase agreement entered into on November 25, 2015 (the ‘GSJV Agreement’). Under the terms of the GSJV Agreement, Denison received $1.25 million in initial payments during 2015, and the right to receive additional contingent consideration of up to $12.0 million, for total consideration of $13.25 million. The contingent consideration is comprised of $10,000,000, payable within 60 days of the issuance of certain mining licenses (the ‘Mining License Receivable’) and up to an additional $2,000,000 within 365 days following the attainment of certain production targets on the mining licenses (the ‘Production Threshold Consideration’), each as more particularly described in Denison’s press release dated December 1, 2015.

In July 2016, the Mineral Resources Authority of Mongolia (‘MRAM’) issued letters to the GSJV notifying it of its intention to grant mining licenses to the GSJV for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. In September 2016, the mining license certificates for all four projects were formally issued.

As a result, in the third quarter of 2016, the Company recognized the $10,000,000 fair value of the Mining License Receivable and it also recognized a corresponding gain on sale, net of additional applicable transaction costs. The original due date for payment of the Mining License Receivable by Uranium Industry was in November 2016.

Pursuant to a subsequent extension agreement between Uranium Industry and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (‘Extension Agreement’). As consideration for the extension, Uranium Industry agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a $100,000 instalment amount towards the balance of the Mining License Receivable amount. The first payment under the Extension Agreement was due on or before January 31, 2017. The required payments were not made and Uranium Industry is now in default of both the GSJV Agreement and the Extension Agreement.

MANAGEMENT’S DISCUSSION & ANALYSIS

On February 24, 2017, the Company served notice to Uranium Industry that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable. The Company intends to pursue all proceedings available to it to collect the Mining License Receivable amount, and on December 12, 2017, the Company filed a Request for Arbitration under the Arbitration Rules of the London Court of International Arbitration in relation to the default of Uranium Industry’s obligations under the GSJV Agreement and Extension Agreement. Uranium Industry submitted its response to Denison’s Request for Arbitration and a counterclaim on February 14, 2018. The parties are currently working to appoint a chair of the arbitration panel.

In light of the uncertainty regarding collectability, Denison impaired the $10,000,000 Mining License Receivable to $nil at December 31, 2016. The Production Threshold Consideration is fair valued at $nil and will be re-measured at each subsequent reporting date.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $2,898,000 at December 31, 2017 (December 31, 2016 - $11,838,000). At December 31, 2017, the company also held investments in Guaranteed Investment Certificates (‘GICs’) of $30,136,000 (December 31, 2017 - $nil), which are categorized as short term investments on the balance sheet.

The decrease in cash and cash equivalents of $8,940,000 was due to net cash provided by operations of $12,380,000, net cash provided by financing activities of $13,743,000, and a net foreign exchange gain on the translation of foreign currency balances at period end of $439,000, offset by net cash used in investing activities of $35,502,000.

Net cash provided by operating activities of $12,380,000 during 2017 was predominantly due to the APG Transaction, whereby Denison monetized its rights to receive the proceeds from the toll milling of specified Cigar Lake ore at the McClean Lake mill, for all periods after July 1, 2016, for gross proceeds of CAD$43,500,000. Toll milling revenue received between July 1, 2016 and January 31, 2017 amounted to CAD$3,520,000, and was subsequently paid to APG under the terms of the APG Transaction. The Company recorded the net receipt of funds from APG as a prepayment of future toll milling revenue which has been accounted for as deferred revenue. The cash movements associated with the deferred revenue have been classified as an operating activity, as the presale of the toll milling revenue relates to the principal revenue-generating activities of the Company. This cash inflow was offset by the net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $35,502,000 consists primarily of the purchase of GICs for $29,740,000, as well as an increase in restricted cash of $6,849,000. The increase in restricted cash was largely due to the terms of the credit facility with the Bank of Nova Scotia (‘BNS’), which was extended and amended on January 31, 2017 (and again on January 31, 2018), such that the Company is now required to maintain CAD$9,000,000 pledged restricted cash on deposit at BNS. Prior to this, the Company was required to maintain a minimum cash balance at BNS of CAD$5,000,000.

Net cash provided by financing activities of $13,743,000 largely reflects the net proceeds received from the Company’s March 2017 private placement issuance of 18,337,000 common shares for gross proceeds of $14,806,000 (CAD$20,000,290). The aggregate share offering was comprised of the following three elements: (1) a ‘Common Share’ offering of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of CAD$5,500,500; (2) a ‘Tranche A Flow Through’ offering of 8,482,000 flow through shares at a price of CAD$1.12 per share for gross proceeds of CAD$9,499,840; and (3) a ‘Tranche B Flow Through’ offering of 4,065,000 flow through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950. The proceeds of the Tranche A and Tranche B flow through share offerings will be used to fund the Company’s Canadian exploration programs through to the end of 2018.

As at December 31, 2017, the Company has spent CAD$1,976,000 toward its obligation to spend CAD$14,499,790 on eligible exploration expenditures as a result of the issuance of the Tranche A and Tranche B flow-through shares in March 2017.

As at December 31, 2017, the Company has fulfilled its obligation to spend CAD$12,405,000 on eligible Canadian exploration expenditures under the flow-through share financing completed in May 2016.

The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at December 31, 2017, the Company’s cash and cash equivalents and GICs amount to approximately CAD$41.4 million.

Refer to 2018 OUTLOOK for details of the Company’s working capital requirements for the next twelve months.

MANAGEMENT’S DISCUSSION & ANALYSIS

Revolving Term Credit Facility

On January 19, 2018, the Company entered into an agreement with BNS to extend the maturity date and the terms of the Company’s credit facility to January 31, 2019 (‘2018 Credit Facility’). Under the 2018 Credit Facility, the Company continues to have access to letters of credit of up to CAD$24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2018 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged from those of the 2017 facility.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2017:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Operating Leases and other commitments	$994	$188	$324	$247	$235

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2017, is estimated to be $22,724,000, which is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the CNSC. In the fourth quarter of 2017, an adjustment of $56,000 was made to the reclamation liability to reflect the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from monies in the Elliot Lake reclamation trust fund. At December 31, 2017, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $2,431,000.

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. The most recent approved reclamation plan is dated March 2016, and the Company’s best estimate of its share of the present value of the total reclamation liability is derived from this plan. In the fourth quarter of 2017, the Company reduced the liability by $20,000 to reflect changes in the long-term discount rate used to estimate the present value of the reclamation liability. The majority of the reclamation costs are expected to be incurred between 2037 and 2055.

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province of Saskatchewan. Under the March 2016 approved plan, the Company increased its financial assurance to CAD$24,135,000, providing irrevocable standby letters of credit from BNS in favour of Saskatchewan’s Ministry of Environment. At present, to provide the required standby letters of credit, the Company is utilizing the full capacity of the 2018 Credit Facility and has committed an additional CAD$135,000 with BNS as restricted cash collateral. A further CAD$9,000,000 has also been provided as cash collateral for the 2018 Credit Facility.

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2017	2016
(in thousands)	Category (1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category D		$2,898	$11,838
Trade and other receivables	Category D		3,819	2,403
Investments
Equity instruments (shares)	Category A	Level 1	2,238	1,228
Equity instruments (warrants)	Category A	Level 2	3,608	2,517
Equity instruments (shares)	Category B	Level 1	20	15
Debt instruments (GIC’s)	Category A	Level 1	30,136	-
Restricted cash and equivalents
Elliot Lake reclamation trust fund Credit facility pledged assets Reclamation letter of credit collateral	Category C Category C Category C		2,431 7,174 107	2,213 - 101
			$52,431	$20,315

Financial Liabilities:
Account payable and accrued liabilities	Category E		4,588	4,141
Debt obligations	Category E		-	276
			$4,588	$4,417
Notes:
1.
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and cash equivalents, debt instruments and restricted cash and cash equivalents is limited by dealing with credit worthy financial institutions. The Company’s trade and other receivables balance relates to a small number of customers who are considered credit worthy and with whom the Company has established a relationship through its past dealings.

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and equivalents and debt instruments and its access to credit facilities and capital markets, if required.

The Company's investments that are designated as financial assets at fair value through profit or loss have resulted in other income of $1,891,000 during 2017 (2016 - $1,473,000).

The Company’s investments designated as available for sale have resulted in an unrealized gains recognized in accumulated other comprehensive income of $4,000 during 2017 (2016 - $3,000).

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC, which was renewed in 2016 with an effective date of April 1, 2016 and a term of three years. Under the current agreement, Denison receives the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following amounts were earned from UPC for the years ended:

	Year Ended	Year Ended
	December 31,	December 31,
(in thousands)	2017	2016

Management Fee Revenue
Base and variable fees	$1,108	$1,291
Discretionary fees	-	77
Commission fees	289	116
	$1,397	$1,484

At December 31, 2017, accounts receivable includes $383,000 (December 31, 2016 – $160,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and KHNP

In connection with KEPCO’s investment in Denison in June 2009, KEPCO and Denison were parties to a strategic relationship agreement. In December 2016, Denison was notified that KEPCO’s indirect ownership of Denison’s shares had been transferred from an affiliate of KEPCO to an affiliate of KEPCO’s wholly-owned subsidiary, KHNP. In September 2017, Denison and KHNP’s affiliate entered into an amended and restated strategic relationship agreement, in large part providing KHNP’s affiliate with the same rights as those previously given to KEPCO under the prior agreement, including entitling KHNP’s affiliate to: (a) subscribe for additional common shares in Denison’s future public equity offerings; (b) a right of first opportunity if Denison intends to sell any of its substantial assets; (c) a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (d) a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at December 31, 2017, KEPCO, through its subsidiaries, including KHNP, holds 58,284,000 shares of Denison representing a share interest of approximately 10.42%.

KHNP, through its subsidiaries, is also the majority member of the KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and WLULP, entities whose key asset is the Waterbury Lake property. At December 31, 2017, Denison holds a 60% interest in WLUC and a 64.22% interest in WLULP - the other 40% and 35.78% respective interests in these entities is held by KWULP. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest or be diluted accordingly. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (‘Dilution Agreement’). Instead, under the Dilution Agreement, dilution would be delayed until September 30, 2015 and then applied in each subsequent period, if applicable, in accordance with the original agreements. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate CAD$10,000,000, until September 30, 2016 without obtaining approval from 75% of the voting interest. Under subsequent amendments in December 2016 and January 2018, Denison and KWULP have agreed to extend Denison’s authorization under the Dilution Agreement to approve program spending up to an aggregate CAD$15,000,000 until December 31, 2018.

In 2016, Denison funded 100% of the approved fiscal 2016 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 61.55% to 63.01%, which was accounted for using an effective date of August 31, 2016. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $589,000.

In 2017, Denison funded 100% of the approved fiscal 2017 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 63.01% to 64.22%, in two steps, which has been accounted for using effective dates of May 31, 2017 and August 31, 2017. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $600,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
During 2017, the Company incurred investor relations, administrative service fees and other expenses of $147,000 (2016 – $140,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2017, an amount of $nil (December 31, 2016 – $nil) was due to this company.

●
During 2017, the Company incurred office expenses of $46,000 (2016 - $23,000) with Lundin S.A, a company which provides office and administration services to the Executive Chairman, other directors and management of Denison. At December 31, 2017, an amount of $nil (December 31, 2016 – $6,000) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended December 31,	Year Ended December 31,
(in thousands)		2017	2016

Salaries and short-term employee benefits		$(1,348)	$(1,163)
Share-based compensation		(834)	(262)
		$(2,182)	$(1,425)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Renewal

On January 19, 2018, the Company entered into an agreement with the Bank of Nova Scotia to extend the maturity date and the terms of the 2017 facility. Under the 2018 Credit Facility, the maturity date has been extended to January 31, 2019 and the Company continues to have access to credit up to CAD$24,000,000 whose use is restricted to non-financial letters of credit in support of reclamation obligations. All other terms of the 2018 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged from those of the 2017 facility.

The 2018 Credit Facility is subject to letter of credit and standby fees of 2.40% (0.40% on the first CAD$9,000,000) and 0.75% respectively.

OUTSTANDING SHARE DATA

At March 8, 2017, there were 559,183,209 common shares issued and outstanding, stock options outstanding for 11,799,650 Denison common shares, and 1,673,077 share purchase warrants outstanding for a total of 572,655,936 common shares on a fully-diluted basis.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2018

Denison’s plans for 2018 are a continuation of its strategy focused on the activities necessary to position it as the next uranium producer in Canada. Accordingly, the 2018 budget is heavily concentrated on evaluation and exploration activities designed to strategically advance the Company’s 63.3% owned flagship Wheeler River project.

(CAD ‘000)	2018 BUDGET
Canada (1)
Development & Operations	(5,230)
Mineral Property Exploration & Evaluation	(16,760)
(21,990)
Other (1)
UPC Management Services	1,230
DES Environmental Services	1,330
Corporate Administration & Other	(4,760)
(2,200)
Total(2)	$ (24,190)
Notes:
1.
Budget figures are expressed in Canadian dollars as the Company’s presentation currency changed to the Canadian dollar effective January 1, 2018. See PENDING CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING PRONOUNCEMENTS for more details.
2.
Only material operations shown.

Development & Operations

In 2018, Denison’s share of operating and capital expenditures at McClean Lake and Midwest are budgeted to be CAD$4.3 million. Operating expenditures at McClean include CAD$3,965,000 in respect of Denison’s share of the planned 2018 budget for the advancement of the SABRE mining method. The 2018 SABRE program includes the re-design and fabrication of the SABRE mining equipment as well as the drilling and casing of test mining holes to the top of the McClean North orebody in preparation for test mining activities planned for 2019.

2018 operating expenditures are also expected to include CAD$751,000 for reclamation expenditures at Denison’s legacy Elliot Lake mine site.

Mineral Property Exploration & Evaluation

The Company’s budget for exploration and evaluation activities in 2018 is approximately CAD$16.8 million (Denison’s share). Including partner’s share of expenses, the projected 2018 exploration and evaluation work program is budgeted to be CAD$21.8 million, and is expected to include approximately 80,000 metres of drilling across six of Denison’s projects. The budget will be mainly focused on the Company’s high priority projects, namely Wheeler River, Waterbury Lake and Hook-Carter. Consistent with past years, the majority of the exploration activity will occur during the winter and summer months, resulting in higher levels of expenditures in the first and third quarters of 2018. Evaluation activities are expected to continue at the Wheeler River project throughout the year.

Wheeler River

A CAD$13.1 million budget (100% basis) has been approved for the Wheeler River project. The budget includes exploration expenditures of CAD$9.5 million and evaluation expenditures of CAD$3.6 million.

Denison’s share of the budget is expected to be CAD$9.8 million, which represents 75% of joint venture expenses. The increased funding by Denison (ownership of 63.3%) in 2017 and 2018 is in accordance with an agreement amongst the WRJV partners, which allows Denison to increase its interest in the project to up to approximately 66% by the end of 2018. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share to the end of 2018, and JCU will continue to fund its 10% interest in the project (see Denison’s press release dated January 10, 2017).

The 2018 exploration program is expected to include approximately 45,000 metres of diamond drilling in 60 drill holes and will be results oriented with an initial focus on step-out drilling along strike of the Gryphon deposit and drill testing of high-priority and largely untested regional targets on the property.

MANAGEMENT’S DISCUSSION & ANALYSIS

■
Gryphon Exploration Drilling

The Gryphon deposit remains open in numerous areas with a significant amount of potential for future resource growth. Priority target areas include: (1) Along strike to the northeast of the E series lenses, where both unconformity and basement potential exists; (2) Down plunge of the A and B series lenses; (3) Along strike to the northeast and southwest of the D series lenses; and (4) Within the currently defined D series lenses, where additional high-grade shoots may exist.

■
Regional Exploration Drilling

Very little regional exploration has taken place on the property in recent years, with drilling efforts focused on the Phoenix and Gryphon deposits, which were discovered by Denison in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. The 2018 exploration program will see renewed focus along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

The 2018 evaluation program will be aimed at completion of the Wheeler River PFS during the year. As outlined in the Company’s press release dated January 4, 2018, Denison has assembled a group of leading engineering and consulting firms to support the Company’s in-house project development team in the completion of the PFS.

Exploration Pipeline Properties

While focused on advancing Wheeler River in 2018, Denison remains active on a select group of high-priority exploration pipeline projects – each assessed to have the potential to deliver a meaningful discovery of new uranium mineralization.

Denison-Operated Projects

Exploration drill programs are planned on three high-priority Denison-operated exploration pipeline projects – including Waterbury Lake, Hook-Carter and South Dufferin.

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Waterbury Lake Project

The Huskie Zone was discovered during the Company’s summer 2017 drilling program at Waterbury Lake. The mineralized zone discovered in 2017 is entirely basement-hosted occurring between 50 and 175 metres vertically below the sub-Athabasca unconformity (265 and 390 metres vertically below surface) and measuring approximately 100 metres along strike (extent of 2017 drilling), up to 120 metres along dip, with individual lenses varying in interpreted true thickness between approximately 2 and 7 metres. The zone is wide-open in all directions in terms of the mineralization and associated alteration intersected. The 2018 exploration program is budgeted at CAD$3.5 million (100% Denison funded with KWULP continuing to dilute) and is designed with the potential to expand the Huskie zone mineralization through step-out drilling. A diamond drilling program of approximately 14,400 metres in 36 drill holes is planned for 2018 and is expected to be carried out during the winter and summer drilling seasons.

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Hook-Carter Project

The Hook-Carter property consists of 45 claims covering 20,522 hectares and is located in the western portion of the Athabasca Basin. The project is highlighted by 15 kilometres of strike potential along the prolific Patterson Corridor – host to the recently discovered Arrow deposit (NexGen Energy Ltd.), Triple R deposit (Fission Uranium Corp.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco, and Orano Canada), which occur within 8 to 20 kilometres of the property. The property is significantly underexplored compared to other properties along this trend, with only five of eight historic drill holes located along the 15 kilometres of Patterson Corridor strike length. The property also covers significant portions of the Derkson and Carter Corridors, which provide additional priority target areas.

During 2017, exploration activities at the Hook-Carter project included ground electromagnetic and resistivity surveying covering 7.5 kilometres of strike along the shallower portions of the Patterson Corridor. The surveys have generated numerous compelling unconformity and basement targets which Denison believes warrant drill testing. A diamond drilling program is planned for the winter of 2018, consisting of approximately 10,000 metres in 17 drill holes, with a budget of CAD$2.2 million (100% Denison funded due to ALX’s carried interest). The property is owned 80% by Denison and 20% by ALX, and Denison has agreed to fund ALX's share of the first CAD$12M in expenditures (see Denison’s Press Releases dated October 13th and November 7th, 2016).

MANAGEMENT’S DISCUSSION & ANALYSIS

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South Dufferin

The South Dufferin project is 100% Denison owned and located just off the southern margin of the Athabasca Basin of northern Saskatchewan. The property covers the southern extension of the Virgin River Shear Zone, which hosts known uranium mineralization at Cameco’s Centennial deposit approximately 20 to 25 kilometres along trend to the north. Exploration potential exists for basement-hosted uranium mineralization associated with the Dufferin Lake fault (which has an apparent offset of 200 m+) and parallel faults within the Virgin Lake Shear zone.

Priority drill targets have been developed across the property from recent ground geochemical and geophysical surveying. A diamond drilling program is planned for summer 2018 comprising approximately 2,200 metres of drilling in 16 holes with a total budget of approximately CAD$1.0 million.

Non-Operated Projects

The 2018 budget also provides for funding of Denison’s share of Orano Canada operated exploration programs at the McClean Lake project (22.5% Denison) and Midwest project (25.17% Denison), with a total budget of CAD$570,000 (Denison’s share).

MANAGEMENT AND ENVIRONMENTAL SERVICES

Net management fees expected for 2018 from the management services agreement with UPC are budgeted at CAD$1.2 million. A portion of the management fees earned from UPC are based on UPC’s net asset value, and thus the uranium spot price. Denison’s budget for 2018 assumes a uranium spot price of $20.00 per pound U3O8. Each $2 per pound U3O8 increase is expected to translate into approximately CAD$0.2 million in additional management fees to Denison.

Revenue from operations at DES during 2018 is budgeted to be CAD$9.6 million, and operating, overhead, and capital expenditures are budgeted to be CAD$8.3 million.

CORPORATE ADMINISTRATION AND OTHER

Corporate administration expenses are budgeted to be CAD$4.7 million in 2018 and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

In addition to Corporate administration expenses in 2018, letter of credit and standby fees relating to the 2018 Credit Facility are expected to be approximately CAD$400,000, which is expected to be largely offset by interest income on the Company’s short-term investments.

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s ‘disclosure controls and procedures’ (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2017.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

There has not been any change in the Company’s internal control over financial reporting that occurred during 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION & ANALYSIS

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

Determination of a mineral property being sufficiently advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a ‘sufficiently advanced’ determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

Mineral property impairment reviews and impairment adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal and value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

Deferred revenue – toll milling

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly-owned subsidiaries (collectively ‘APG’). Under the arrangement, Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV (see note 13 to the audited consolidated financial statements) for an upfront cash payment. The arrangement consisted of a loan structure and a stream arrangement (collectively, the ‘APG Arrangement’). Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (ie: debt) or deferred revenue.

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U3O8 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No warranty of the future rate of production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

MANAGEMENT’S DISCUSSION & ANALYSIS

Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is ‘probable’ that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists and typically involve identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

PENDING CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING PRONOUNCEMENTS

Pending Change in Accounting Policy

Subsequent to the divestiture of Denison’s African-based uranium interests in 2016 and Mongolian uranium interests in 2015, the Company has focused its activities on becoming the next uranium producer in Canada. As a result of this change in focus, the Company will change its reporting currency from the U.S. dollars to Canadian dollars effective January 1, 2018. This change will be accounted for as a change in accounting policy and the comparative periods will be restated to reflect the change.

Accounting Standards Issued But Not Yet Applied

The Company will adopt the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2018:

International Financial Reporting Standard 9, Financial Instruments (‘IFRS 9’)

In July 2014, the IASB published the final version of IFRS 9, which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple classifications for financial assets in IAS 39 with a single principle based approach for determining the classification of financial assets based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 is effective for periods beginning on or after January 1, 2018; however, it is available for early adoption.

Denison will adopt IFRS 9 on January 1, 2018 and has identified certain modifications to the Company’s current accounting policies that are expected to be required. Notable changes include (1) investments in equity securities currently being accounted for as fair value through other comprehensive income will need to be accounted for as fair value through profit and loss under IFRS 9, and (2) impairments on loan and receivables currently being recognized when there is objective evidence of impairment will need to be recognized based upon an expected credit loss model under IFRS 9.

Neither of these changes are significant in amount and the adoption of IFRS 9 will not have a material impact on Denison’s reported financial results.

MANAGEMENT’S DISCUSSION & ANALYSIS

International Financial Reporting Standard 15, Revenue from Contracts with Customers (‘IFRS 15’)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Company has reviewed its contracts with customers with and does not expect that the timing or amounts of revenue currently recognized related to its UPC management services and DES care and maintenance contracts will be impacted by the transition to IFRS 15. It is anticipated, however, that the accounting for the APG Transaction will be impacted by the adoption of IFRS 15 resulting from the fact that there is a significant financing component in the contract as defined by IFRS 15 (See REVENUES for further details of the APG Transaction). It is expected that the finance costs and revenue will increase on adoption of this standard. The Company will use the modified retrospective approach of adoption.

International Financial Reporting Standard 16, Leases (‘IFRS 16’)

In January 2016, the IASB issued IFRS 16 which replaces existing standards and interpretations under IAS 17 ‘Leases’. IFRS 16 requires all leases, including financing and operating leases, to be reported on the balance sheet with the intent of providing greater transparency for a company’s lease assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

The Company has not evaluated the impact of adopting this standard and will not adopt the standard early.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares (the ‘Shares’), including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison, which may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Speculative Nature of Exploration and Development

Exploration for minerals and the development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s uranium deposits are commercially mineable.

Imprecision of Mineral Reserve and Resource Estimates
Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced or that Denison will receive the prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations which may ultimately prove inaccurate. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Inability to Expand and Replace Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River and Waterbury Lake projects are Denison’s material future sources of uranium concentrates. Unless other mineral reserves or resources are discovered, Denison’s sources of future production for uranium concentrates will decrease over time when its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production or that they will be able to replace production in future years.

MANAGEMENT’S DISCUSSION & ANALYSIS

Economics of Developing Mineral Properties

Denison’s current and future uranium production is dependent in part on the successful discovery and development of new ore bodies and/or revival of previously existing mining operations. It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations. Where the Company has been able to estimate the existence of mineral resources and mineral reserves, substantial expenditures will be required to establish economic feasibility for commercial development and to obtain the required environmental approvals, permitting and assets to commence commercial operations.

The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. Economic analyses and feasibility studies derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

As at the date hereof, the results of economic analyses for Denison's projects are preliminary in nature and include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. There is no certainty that any forecasts in an economic analysis prepared by or for the Company would be realizable or that any resources would ever be upgraded to reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated. The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to the prevailing conditions in the applicable marketplace at the time of sale. The demand for uranium and other minerals is subject to global economic activity and changing attitudes of consumers and other end-users’ demand. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long term viability of Denison and its operations.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the acquisition of International Enexco Ltd, the acquisition of Fission Energy Corp., the acquisition of JNR Resources Inc., the sale of its mining assets and operations located in the United States to Energy Fuels Inc., the sale of its interest in the GSJV, the Africa Transaction, the optioning of the Moore Lake property to Skyharbour, the acquisition of an 80% interest in the Hook-Carter property from ALX, the acquisition of an interest in the Moon Lake property from CanAlaska and entering into the APG Transaction. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders (‘Shareholders’), Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Shares.

MANAGEMENT’S DISCUSSION & ANALYSIS

Volatility and Sensitivity to Market Prices

The long and short term market prices of U3O8 affect the value of Denison’s mineral resources and the market price of the Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and historically large government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.

Current estimates project significant increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison's securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports and/or news releases. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison's securities; the size of Denison's public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison's securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison's securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dilution from Further Equity Financing

While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing the Wheeler River project to a development decision, with the potential to become the next large scale uranium producer in Canada. Denison will require additional funds to further such activities. If Denison raises additional funding by issuing additional equity securities, such financing would substantially dilute the interests of Shareholders and reduce the value of their investment.

MANAGEMENT’S DISCUSSION & ANALYSIS

Reliance on Other Operators
At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, Orano Canada is the operator and majority owner of the McClean Lake and Midwest joint ventures in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees. Orano Canada may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities. Any lengthy work stoppages~~,~~ or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Reliance on Contractors and Experts
In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Denison emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could seriously adversely affect the Company’s operations and financial condition.

Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the Canadian, provincial~~,~~ and local governments, as well as by First Nations and Métis.

There is also a risk that Denison's title to, or interest in, its properties may be subject to defects or challenges. If such defects or challenges cover a material portion of Denison's property, they could materially and adversely affect Denison's results of operations and financial condition, its reported mineral reserves and resources or its long -term business prospects.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large~~,~~ established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as competitors may have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Global Financial Conditions

Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. The health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. These increased levels of volatility and market turmoil could adversely impact Denison's operations and the trading price of the Shares.

MANAGEMENT’S DISCUSSION & ANALYSIS

Ability to Maintain Obligations under the 2018 Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the 2018 Credit Facility. Denison is also subject to a number of restrictive covenants under the APG Transaction. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison's control, which could cause Denison to fail to satisfy its obligations under the 2018 Credit Facility, APG Transaction or other debt instruments. In such circumstances, the amounts drawn under Denison's debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The 2018 Credit Facility and APG Transaction are secured by DMI's main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the 2018 Credit Facility, APG Transaction or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison's assets.

Change of Control Restrictions

The APG Transaction and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. In the event that consent is required from our counterparty and our counterparty chooses to withhold its consent to a merger or acquisition, then such party could seek to terminate certain agreements with Denison, including certain agreements forming part of the APG Transaction, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its shareholders.

Capital Intensive Industry and Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines and facilities requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary to fund additional exploration of the Company’s projects or to take advantage of opportunities for acquisitions~~.~~, or for the substantial capital that is typically required in order to bring a mineral project, such as the Wheeler River project, to a production decision or to place a property, such as the Wheeler River project, into commercial production. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, and failure to obtain such additional financing could result in the delay or indefinite postponement of the Company’s exploration, development or other growth objectives.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. A large part, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities in which it has an interest, personal injury or death, environmental damage, delays in or interruption of or cessation of production or processing in Denison’s exploration or development activities, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks are incurred by Denison and its joint venture partners on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals

Orano Canada maintains the regulatory licences in order to operate the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. In addition, depending on Orano Canada’s or the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While Orano Canada and the Company have been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial and state governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, including whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Demand and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is relatively small compared to other minerals, competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. The supply and marketing of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are currently the largest markets for uranium in the world, as well as the future of supply to developing markets, such as China and India. If substantial changes are made to the regulations affecting global marketing and supply, the Company’s business, financial condition and results of operations may be materially adversely affected.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Denison's operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison's operations. Such actions could have an adverse effect on Denison's ability to produce and sell its products, and on its financial position and results.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance, however, that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Anti-Bribery and Anti-Corruption Laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS

Climate Change

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees and contractors. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures, affecting the Company’s winter exploration programs at certain of its material projects. Any of such events could result in material economic harm to Denison.

Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.

Information Systems and Cyber Security

The Company's operations depend upon the availability, capacity, reliability and security of its information technology (IT) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event actually occurs, the Company’s continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber~~-~~ attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems; however these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

MANAGEMENT’S DISCUSSION & ANALYSIS

Conflicts of Interest

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act (‘OBCA’).

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO and KHNP

Effective December 2016, KEPCO transferred the majority of its interest in Denison to KEPCO’s subsidiary, KHNP. Denison and KHNP subsequently entered into the KHNP SRA (on substantially similar terms as the original strategic relationship agreement between Denison and KEPCO), pursuant to which KHNP Canada is contractually entitled to Board representation. Provided KHNP Canada holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any Shareholder meeting.

KHNP Canada’s shareholding level gives it a large vote on decisions to be made by shareholders of Denison, and its right to nominate a director may give KHNP Canada influence on decisions made by Denison's Board. Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect Shareholders. The interests of KHNP and KEPCO, as indirect Shareholders, may not always be consistent with the interests of other Shareholders.

The KHNP SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison's ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO~~'~~’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO or KHNP Canada to support such an acquisition.

QUALIFIED PERSON

The disclosure regarding the Evaluation Program at Wheeler River, including the PEA, was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 23, 2017 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

MANAGEMENT’S DISCUSSION & ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions including the potential for receipt of any contingent payments; use of proceeds of financing activities; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of the PEA, the completion of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership and other contractual interests in its properties and projects and the continuity of its agreements with its partners and other counterparties; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; expectations of market prices and costs; supply and demand for uranium; and possible impacts of litigation and regulatory actions. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in this MD&A under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms ‘measured’, ‘indicated’ and ‘inferred’ mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. ‘Inferred mineral resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.